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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            SCHEDULE 14C INFORMATION

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:     June 30, 1999
                                   -------------------------

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

   Rnethealth.com, Inc.

Full Name of Registrant

   Recovery Network, Inc.

Former Name if Applicable

   1411 5th Street, Suite 200

Address of Principal Executive Officer (Street and Number)

   Santa Monica, CA 90401

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X]   a)   The reasons described in reasonable detail in Part III
             of this form could not be eliminated without
             unreasonable effort or expense;
  [X]   b)   The subject annual report, semi-annual report,
             transition report on Form 10-K, Form 20-F, 11-K, Form
             N-SAR, or portion thereof, will be filed on or before

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             the fifteenth calendar day following the prescribed due
             date; or the subject quarterly report of transition
             report on Form 10-Q, or portion thereof will be filed on
             or before the fifth calendar day following the
             prescribed due date; and
  [X]   c)   The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was unable to file its Form 10-K within the prescribed time period due to unanticipated delays in the completion of the audit of the Registrant's financial statements for the fiscal year ended June 30, 1999 by its independent auditors Corbin & Wertz. The audit of the Registrant's financial statements for the fiscal year ended June 30, 1999 is currently underway and it is anticipated such audit will be completed by October 13, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                 Stacey A. Romm         (310)          393-3979
              ---------------------  -----------  -----------------
                     (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes  [X] No

                            Rnethealth.com, Inc.
     ---------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 1999                          By: /s/ Stacey A. Romm
                                               ----------------------
                                               Stacey A. Romm
                                               Financial Controller

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                           [CORBIN & WERTZ LETTERHEAD]



To Whom It May Concern:


Corbin and Wertz was unable to complete the audit of Rnethealth.com, Inc. (the "Company") for the year ended June 30, 1999 before September 28, 1999 due to unforeseen circumstances beyond the Company's control. We are in the process of completing such audit for the year ended June 30, 1999 and anticipate the audit to be completed within the prescribed time set forth in Rule 12b-25(b)(2)(ii).



                                                 Corbin & Wertz